Exhibit 99.2

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 March 2007

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 31 MARCH 2007

GENETIC TESTING

Medical diagnostics. For the third consecutive quarter, revenues generated by the Company’s medical diagnostics division have exceeded budget, with the March quarter recording the greatest revenue for the financial year to date. Revenue growth is largely being driven by an increase in the number of breast cancer gene tests performed at the request of researchers and publicly funded familial cancer clinics.

Family relationships. Revenues generated by GTG’s paternity and relationship testing services business for the quarter under review fell short of budget. Sales are being affected by price discounting from competitors as well as the introduction of another NATA accredited provider into the market place. Several marketing initiatives have been instigated to try and recapture this loss of market share.

Forensics. The Company is continuing to pursue a number of avenues to increase its forensics work and is currently examining various opportunities in the animal sector. It is hoped that several relevant announcements will be forthcoming during the coming quarter.

Animals. The Company’s canine testing program continues to perform well, with a number of new products and services having been recently launched. The Company is also in discussions with a number of overseas parties regard the addition of further tests.

The Company’s livestock testing business has been adversely affected by the drought which has had a resulting negative impact on revenue. However, expenditure in this area has been reduced with the resources being allocated to other testing areas which are experiencing solid growth.

Sports performance. GTG continues to examine ways to expand the distribution of its proprietary ACTN3 SportsGene Test®. Following recent licensing activity, the Company is now holding discussions which may result in the ACTN3 SportsGene Test® being licensed to other parties for various territories around the world commencing with Europe and the United States.

LICENSING

On 19 February 2007, the Company announced that it had granted a license to its non-coding patents to Sciona, Inc., a company based in Boulder, Colorado, USA. This license, which runs for nine years, is the first step in a progressive co-operation between GTG and Sciona in relation to the emerging lifestyle and life-extension markets. GTG received a signing fee and will receive future annual payments from Sciona, increasing with time. GTG will also be granted the right to market the Sciona range of products in the Asia-Pacific region and to perform the relevant genetic tests at the GTG laboratory in Melbourne. The cash payments to be received by GTG from Sciona and the additional rights being granted to GTG are estimated to exceed A$2 million in value.

On 21 February 2007, the Company announced that it had also granted a license to its non-coding patents to Merlogen LLC, a company based at Texas A&M University in College Station, Texas, USA, which specialises in researching canine genetic disorders. In conjunction with granting the research license, GTG has secured an exclusive commercial license from Merlogen to offer a genetic test in the Asia-Pacific region for Alport’s Syndrome in canines and, under the agreement, GTG will become Merlogen’s preferred genetic testing partner in the Asia-Pacific region. In addition to Alport’s Syndrome, Merlogen has developed a number of other leading genetic tests for canines and is investigating a number of other significant canine genetic disease traits.

The Company advises that it has appointed the firm of Hamilton DeSanctis and Cha as new licensing contractors to assist the Company to pursue licenses in USA. Hamilton DeSanctis and Cha is based in Denver, Colorado and will also assume all licensing opportunities previously managed by PatentBridge. Both Mr. DeSanctis and Mr. Cha bring substantial experience to the Company’s licensing program, having been involved in the Company’s negotiations with Applera Corporation. The precise terms of this engagement are confidential but any fees payable will be paid on a contingency basis.

Page 2	GENETIC TECHNOLOGIES LIMITED Quarterly Activities Report for the quarter ended 31 March 2007

RESEARCH AND DEVELOPMENT

RareCellect®. RareCellect® is a program designed to develop a widely applicable, non-invasive, pre-natal genetic test based on the successful isolation of foetal cells from maternal blood. Initial trials were conducted at the Women’s and the Children’s hospitals involving a total of 150 patients, most of whom were women with a high rate of susceptibility to trisomic diseases due to family histories and were therefore termination patients. These trials demonstrated that the RareCellect technology provided an accuracy equivalent to traditional, but more invasive, techniques. Further, the results have enabled the submission of an ethics application for a trial involving 2,000 women at the Monash Medical School which has subsequently been approved. It is envisaged that the trial will commence in April 2007. These significant developments will in turn facilitate the ongoing discussions with various commercial parties who have already expressed an interest to support the project.

ImmunAid. The ImmunAid project seeks to improve the efficiency of treatments for cancer and chronic diseases such as AIDS. Results from cancer patients tested in Australia and USA have further supported the ImmunAid discovery, namely the existence of a cycling immune response in cancer and HIV patients. During March, ImmunAid project leader Martin Ashdown presented this work as an invited speaker at the international Potent New Anti-Tumor Immunotherapies meeting in Canada. Organised by Nicholas P. Restifo M.D. of the National Cancer Institute, the meeting brought together the world’s leading scientists who are securing the basic foundations of the new cancer immunology. Last October, the ImmunAid discovery was also presented at the Cancer Research Institute International Cancer Immunotherapy Symposia Series in New York. A poster presented how C-reactive protein (“CRP”) may be used as a surrogate biomarker for immune response and regulation. Independent trials in the USA to use the immune cycle to determine the optimal timing for intervention commenced during the past quarter. Further experiments in Australia directed at demonstrating the ImmunAid cycle in patients with different cancers are underway. Ethics approval applications for similar trials to those being conducted in USA are now being prepared in Australia for treating late-stage patients with various cancers. Discussions have also been initiated with parties in relation to potential commercialisation strategies.

Pathogens. Research is continuing in relation to the pathogens program which seeks to discover new drug targets for the control of intestinal parasitic diseases in livestock in collaboration with the Universities of Melbourne and Newcastle. The project is further supported by a grant of $970,000 from Meat and Livestock Australia Limited (“MLA”). Researchers have identified two new classes of chemicals that kill the two major species of parasitic worms infecting sheep. This data has been incorporated into two project provisional patent applications that were lodged in November 2006. During the past quarter, a US-based animal health pharmaceutical company tested a limited number of the candidate chemicals in their parasite models. Whilst there were positive effects, they were not sufficiently strong for the company to proceed with a collaboration. The testing results will provide the basis for the synthesis of more potent candidates. MLA is organising further visits with other animal health chemical companies later in the year.

Genomic Matching Technique. Research continues at the C.Y. O’Connor ERADE Village Foundation in Western Australia in relation to new concepts in genetic testing, including: (1) identification of disease associations, e.g. blindness in humans; (2) improved diagnostics for bone marrow transplantation; (3) the identification of aggressive breeds of dogs; (4) new tests to improve productivity in aquaculture; and (5) new software to assist in genetic analysis. A further application for substantial funding for this project from the Commercial Ready scheme was submitted during the past quarter but was unsuccessful. The analysis of the results from a large number of samples from patients suffering the mild and severe forms of a disease resulting in blindness (age-related macular degeneration) together with age-matched controls have undergone an initial assessment. The analysis has demonstrated that there may be a correlation between the various forms of the disease which is to be addressed in more detail during the coming quarter. A patent application has since been lodged which will protect these developments. Characterising potential diagnostic regions of human DNA outside the tissue typing areas is nearing completion with the aim of filing a provisional patent application early in 2007.

Page 3	GENETIC TECHNOLOGIES LIMITED Quarterly Activities Report for the quarter ended 31 March 2007

RESEARCH AND DEVELOPMENT (cont.)

Addictive States. Work focusing on the identification of polymorphisms of potential diagnostic use in a range of human diseases continued at King’s College, London, in order to characterise the genetic variation which could significantly increase the risk of an individual developing cocaine addiction or dependence. The genetic variations identified by the work are located in the non-coding regions of the genome. During the quarter under review, GTG has evaluated the commercialisation possibilities of the discoveries protected in the first of the patents from this project. It was decided that the cost of protecting this application did not justify the continuing investment in that particular patent application, which was subsequently dropped in the US. Examination of the commercial potential of the second of these patent applications is continuing.

Patents. A comprehensive review of the GTG patent portfolio has resulted in some recommendations to the Board of a potential revised patent strategy to be introduced during the coming quarter.

CORPORATE MATTERS

Appointment of new Director. On 26 February 2007, the Company announced the appointment of Mr. David Carruthers to the Board of Directors as an additional Non-Executive Director.

CEO succession plan. On 29 March 2007, the Company announced that the founder and Chief Executive Officer of GTG, Dr. Mervyn Jacobson, had informed the Board that, as he had now reached the age of 65, he wished the Company to activate an orderly succession plan. He intends to retire from his current role as CEO as soon as an appropriate successor is able to assume this position. Accordingly, the Board has now retained an executive recruitment firm to conduct a search in Australia and overseas for a new Chief Executive Officer.

Changes to capital structure. During the period from 1 January 2007 up to the date of this Report, there were no changes to the Company’s capital structure. As such, as at the date of this Report, there was a total of 362,389,899 ordinary shares on issue and 13,877,500 unlisted options over ordinary shares in the Company, with exercise prices ranging from $0.38 to $0.70.

Gtech International Resources Limited. As advised in previous reports, the Company continues to investigate potential opportunities for Gtech International Resources Limited, the Canadian-listed company in which GTG holds a 75.8% direct equity interest. As at 31 March 2007, Gtech held cash reserves of approximately A$495,000.

Signed on behalf of Genetic Technologies Limited

Dated this 23rd day of April, 2007
DR. MERVYN JACOBSON Chief Executive Officer